# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Perceptive Capital Solutions Corp, CIK 0002017526
CUSIP: G70077105
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 51 ASTOR PLACE, 10TH FLOOR, NEW YORK, New York (NY), 10003
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002053305

## Reporting persons
- BIT Capital GmbH: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: X9; sole voting power 740,264; shared voting power 0; sole dispositive power 740,264; shared dispositive power 0; aggregate amount beneficially owned 740,264 (8.3% of the class)
  Comment: Note to Row 5: Based on 8,911,250 Class A Ordinary Shares outstanding as of November 12, 2025 reported in the issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the Securities and Exchange Commission on November 13, 2025. The shares in this Schedule 13G are reported as a result of having the power to exercise investment discretion over such shares pursuant to our mandate as an outsourced investment manager. The information above is as of December 31, 2025.

## Item 1. Issuer
Name of issuer: Perceptive Capital Solutions Corp
Address of issuer's principal executive offices: 51 ASTOR PLACE, 10TH FLOOR, NEW YORK, NEW YORK, 10003.

## Item 2. Person Filing
Name of person filing: BIT Capital GmbH
Address of principal business office or, if none, residence: Dircksenstrasse 4, 10179 Berlin - Germany
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: German Investment Firm (section 2 para. 1 WpIG)

## Item 4. Ownership
Amount beneficially owned: 740,264
Percent of class: 8.3%
Sole power to vote or to direct the vote: 740,264
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 740,264
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Firm is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- BIT Capital GmbH: Dr. Matthias Thom, Managing Director (02/11/2026)